                                    FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

(Mark One)

[ X ]          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

                                       OR

[   ]          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission file numbers

2-90702, 33-18202, 33-55986, 33-56101 AND 333-95043

A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

                               ECOLAB SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                   ECOLAB INC.

                            370 Wabasha Street North
                        Saint Paul, Minnesota 55102-1390

                               ECOLAB SAVINGS PLAN

                    REPORT ON AUDITS OF FINANCIAL STATEMENTS

                        As of December 31, 2000 and 1999

                                       and

                      for the year ended December 31, 2000

                           AND SUPPLEMENTAL SCHEDULES

               as of December 31, 2000 and for the year then ended

                                     INDEX


                                                                         Page(s)
                                                                         -------
Report of Independent Accountants                                             2

Financial Statements:

     Statement of Net Assets Available for
         Benefits as of December 31, 2000 and 1999                            3

     Statement of Changes in Net Assets Available for
         Benefits for the year ended December 31, 2000                        4

Notes to Financial Statements                                            5 - 13

Supplemental Schedules:

     Schedule of Assets Held for Investment Purposes
         as of December 31, 2000                                        14 - 15

     Schedule of Reportable Transactions
         for the year ended December 31, 2000                                16


                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Plan Administrator
Ecolab Savings Plan

     In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ecolab Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan Administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules referred to in the accompanying index on page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan Administrator. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                   /s/PricewaterhouseCoopers LLP

                                                      PRICEWATERHOUSECOOPERS LLP

Minneapolis, Minnesota
June 20, 2001

                               ECOLAB SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                        as of December 31, 2000 and 1999


(in thousands)                                                               2000                  1999
                                                                           --------              ---------

     ASSETS

Investments:

     Fidelity mutual funds                                                 $202,855              $214,180

     Other mutual funds                                                      43,797                18,805

     Managed Income Fund                                                     41,997                42,409

     Ecolab Stock Fund                                                      330,213               321,957

     Participant loans                                                       16,610                16,330
                                                                           --------              --------

         Total investments                                                  635,472               613,681

     Dividends receivable                                                       986                   969
                                                                           --------              --------

              Total assets                                                  636,458               614,650

     LIABILITIES

Other liabilities                                                                94                    41
                                                                           --------              ---------

NET ASSETS AVAILABLE FOR BENEFITS                                          $636,364              $614,609
                                                                           ========              ========

                      The accompanying notes are an integral
                        part of the financial statements.

                               ECOLAB SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      for the year ended December 31, 2000


(in thousands)                                                                                     2000
                                                                                                  ---------
Additions:
     Interest                                                                                     $  3,767
     Dividends                                                                                      18,441
     Net depreciation in the
         fair value of mutual funds                                                                (30,013)
     Increase in Plan's interest in
         other funds                                                                                31,676
                                                                                                  ---------
              Total investment income                                                               23,871

     Employee contributions                                                                         26,499
     Employer contributions                                                                          9,229
     Transfer from other plans                                                                      10,124
                                                                                                  --------
              Total additions                                                                       69,723

Deductions:
     Distributions and withdrawals                                                                 (47,754)
     Plan expenses                                                                                    (214)
                                                                                                  ---------
              Total deductions                                                                     (47,968)


Net increase                                                                                        21,755

Net assets available for benefits:
     Beginning of year                                                                             614,609
                                                                                                  ---------
     End of year                                                                                  $636,364
                                                                                                  =========

                      The accompanying notes are an integral
                        part of the financial statements.

                               ECOLAB SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.     DESCRIPTION OF PLAN:

       The following brief description of the Ecolab Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for complete information regarding the Plan's definitions, benefits, eligibility and other matters.

       GENERAL AND ELIGIBILITY:

       The Plan is a contributory qualified defined contribution plan available to employees of Ecolab Inc. (the "Company") and certain of its subsidiaries. Employees regularly scheduled to work at least 20 hours per week may participate immediately in the Plan provided they are not subject to a collective bargaining agreement which does not provide for their inclusion. Part-time employees working less than 20 hours a week must have been employed for a twelve consecutive month period during which they have worked at least 1,000 hours to be eligible to participate. Employee participation in the Plan is voluntary.

       The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and the Internal Revenue Code of 1986, as amended (the "Code").

       GCS Service Inc. (an entity recently acquired by the Company) employees became eligible to participate in the Plan effective July 31, 1999.

       CONTRIBUTIONS:

       Contributions are made to the Plan as "before-tax savings contributions," "after-tax savings contributions," "employer matching contributions" or "employer profit sharing contributions."

       Before-tax savings contributions are contributions made by the Company on behalf of participants who have agreed to have their taxable compensation reduced. Participants may reduce their compensation up to 10% (subject to a statutory annual maximum of $10,500 for 2000) for the purpose of making before-tax savings contributions to the Plan.

                                   (Continued)
                                        5

                               ECOLAB SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS, (Continued)

1.     DESCRIPTION OF PLAN, (Continued):

       After-tax savings contributions are contributions made by the Company on behalf of participants through after-tax payroll deductions. The total of before-tax and after-tax savings contributions made on behalf of a participant cannot exceed 16% of a participant's compensation.

       Employer matching contributions are made by the Company in an amount equal to 50% of the total before-tax and after-tax savings contributions for a payroll period up to a maximum 6% of a participant's eligible compensation for that period, as defined. Employer matching contributions are invested entirely in the Ecolab Stock Fund.

       Employer profit sharing contributions are discretionary and are determined annually by the Company's Board of Directors. If made, profit sharing contributions are divided among participants who are not eligible for a management incentive or equivalent bonus. Discretionary employer profit sharing contributions are also invested entirely in the Ecolab Stock Fund.

       The levels of contributions made by or on behalf of participants who are "highly compensated", as defined in the Code, are subject to limitations under the Code based on the level of contributions made by employees who are not considered highly compensated.

       VESTING:

       Participant interests in before-tax savings contributions, after-tax savings contributions, discretionary employer profit sharing contributions and investment income thereon are always 100% vested. Participants become vested in the employer matching contributions and investment income thereon at a rate of 25% each year, after two years of continuous service, until fully vested after five years of continuous service. Participants also become fully vested in employer matching contributions and investment income thereon in the event of death or total disability while employed by the Company or upon retirement at, or after, age 65.

       PLAN BENEFITS:

       Benefits to participants are limited to the amount vested in each participant's account. Upon retirement, death, disability or separation from service, a distribution may be made to the participant or beneficiary equal to the vested portion of the participant's account. An employee distribution or withdrawal from the Plan generally is subject to federal income tax and may be subject to a 10% penalty. Forfeitures of non-vested employer matching contributions and related investment income are used to reduce future employer contributions.

                                   (Continued)
                                        6

                               ECOLAB SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS, (Continued)

1.     DESCRIPTION OF PLAN, (Continued):

       PARTICIPANT LOANS:

       Active employee participants (and beneficiaries who are parties in interest as defined by ERISA) are permitted to borrow from their accounts. The total amount of a participant's loan may not exceed the lesser of (a) $50,000 minus the participant's highest outstanding loan balance for the previous twelve-month period, or (b) 50% of the participant's vested interest in his or her account. When a loan is granted, the appropriate account balances are reduced and a separate loan account is created. Loan payments, together with interest at a market rate determined by the Plan Administrator, are repaid generally over 5 or 10 years. Participant loans at December 31, 2000 had interest rates ranging from 6.0% to 9.5%. No more than two loans can be outstanding at any time. Participant loans are collateralized by a borrower's vested account balance and are repaid through payroll deductions.

       PARTICIPANT ACCOUNTS AND ALLOCATION:

       Fidelity Management Trust Company ("Fidelity"), a division of Fidelity Investments Institutional Services Company, Inc., provides investment management, recordkeeping and trustee services for the Plan directly or indirectly through one or more of its subsidiaries. The trust agreement authorizes services to be performed by the trustee, its agents or affiliates.

       Each participant's account is credited with the participant's contributions, the employer matching contributions, any employer profit sharing contributions and investment income thereon.

       Except for employer matching and profit sharing contributions and investment income thereon which are invested entirely in the Ecolab Stock Fund, participants are allowed to allocate their entire account balance and their before-tax and after-tax savings contributions in any combination of investment options (19 at December 31, 2000). Participants can transfer their account balances among the investment options and/or change the investment of their future contributions, and earnings thereon daily. These transfers and changes must be made in whole dollar amounts of at least $250 and/or in whole percent increments.

                                   (Continued)
                                        7

                               ECOLAB SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS, (Continued)

1.     DESCRIPTION OF PLAN, (Continued):

       All contributions made under the Plan are paid to and invested by Fidelity in one or more of the available investment options as directed by the participants. Seventeen of the 19 investment options existing at December 31, 2000 are mutual funds. The remaining two investment options include a fund invested primarily in investment contracts (the Managed Income Fund) and a non-diversified fund invested primarily in Ecolab Inc. common stock, held by Fidelity Management Trust Company (the Ecolab Stock
       Fund).

       PLAN TERMINATION:

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

                                   (Continued)
                                        8

                               ECOLAB SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS, (Continued)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

       The financial statements are prepared in conformity with generally accepted accounting principles and use the following significant accounting policies.

       VALUATION OF INVESTMENTS:

       Investments in the Managed Income Fund are recorded at the underlying net asset value per unit as determined by the Plan's trustee, which approximates fair value. Investments in the Ecolab Stock Fund are recorded at the underlying net asset value per unit as determined by the Plan's trustee, which approximates fair value based on the quoted market price of the Company's common stock. Mutual funds are recorded at the underlying net asset value per unit, which approximates fair value based on the publicly quoted market price of these funds. The Plan determines the cost of investments sold by the average cost method. Participant loans receivable are recorded at the principal value of outstanding loans, plus accrued interest, which approximates fair value.

       INTEREST AND DIVIDENDS:

       Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.

       NET APPRECIATION (DEPRECIATION) IN THE FAIR VALUE OF MUTUAL FUNDS:

       The Plan presents in the Statements of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of mutual funds, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those mutual funds.

       INCREASE IN PLAN'S INTEREST IN OTHER FUNDS:

       The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the increase in Plan's interest in other funds, which consists of the change in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

       CONTRIBUTIONS:

       Participant before-tax and after-tax savings contributions are recorded in the period the employer makes the payroll deductions. Employer matching contributions are recorded based on participant contributions. No discretionary employer profit sharing contributions were made for the 2000 Plan year.

                                   (Continued)
                                        9

                               ECOLAB SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS, (Continued)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (Continued):

       USE OF ESTIMATES:

       The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make significant estimates and assumptions that affect the reported amounts of Net Assets Available for Benefits at the date of the financial statements and the changes in Net Assets Available for Benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

       RISKS AND UNCERTAINTIES:

       The Plan provides for various investment options in various combinations of investment funds. Investment funds are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits in future periods.

       CONCENTRATION OF MARKET RISK:

       As of December 31, 2000 and 1999, approximately 52% of the Plan's net assets were invested in the common stock of Ecolab Inc. The underlying value of the Ecolab Stock Fund is entirely dependent on the performance of Ecolab Inc. and the market's evaluation of such performance. It is at least reasonably possible that changes in the fair value of Ecolab Inc. common stock in the near term could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

       DISTRIBUTIONS TO PARTICIPANTS:

       Distributions to participants are recorded when the distribution is made.

       PLAN EXPENSES:

       The Company pays a portion of the administrative expenses of the Plan and a portion is paid by plan participants within plan. Certain asset management and administrative fees of the Plan are charged against the Plan's investment income.

                                   (Continued)
                                       10

                               ECOLAB SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS, (Continued)

3.     INVESTMENTS:

       Investments that represent 5 percent or more of the Plan's net assets available for benefits at December 31, 2000 and 1999 are summarized as follows:


       (in thousands)                                                          2000                1999
                                                                             --------            --------

       Fidelity Puritan Fund                                                 $ 28,050            $ 29,765

       Spartan U.S. Equity Index Fund                                          51,208              59,685

       Fidelity Magellan Fund                                                  60,246              61,468

       Managed Income Fund                                                     41,997              42,409

       Ecolab Stock Fund                                                      330,213             321,957


       At December 31, 2000 and 1999, the fair value of participant-directed investments in the Ecolab Stock Fund totaled $121,228 and $131,505, respectively.

       The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,663 as follows:


       (in thousands)                                                                              2000
                                                                                                 ----------
       Fidelity Mutual Funds                                                                     $(21,293)

       Other Mutual Funds                                                                          (8,720)

       Managed Income Fund                                                                           (369)

       Ecolab Stock Fund                                                                           32,045
                                                                                                 ----------
                                                                                                 $  1,663
                                                                                                 ==========


                                   (Continued)
                                       11

                               ECOLAB SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS, (Continued)

4.       NONPARTICIPANT-DIRECTED INVESTMENTS:

       Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments in the Ecolab Stock Fund as of December 31, 2000 and 1999, and for the year ended December 31, 2000 are as follows:


                                                                            12/31/00            12/31/99
                                                                            ---------           ----------
       Net assets:
             Common stock - Ecolab Inc.                                      207,301             186,834
             Short term investment funds                                       1,684               3,618
                                                                             -------             -------
                                                                             208,985             190,452
                                                                             =======             =======

                                                                                              Year Ended
                                                                                                12/31/00
                                                                                              ----------
       Changes in net assets:
             Dividends                                                                             2,728
             Net appreciation                                                                     19,652
             Plan expenses                                                                           (14)
             Contributions                                                                        10,646
             Distribution and withdrawals                                                        (14,479)
                                                                                                 -------
                                                                                                  18,533
                                                                                                 =======



5.      TAX STATUS:

        The Plan constitutes a qualified trust under Section 401(a) of the Code and therefore is exempt from federal income taxes under provisions of
        Section 501(a). The Plan also complies with the provisions of Section 401(k) of the Code. A tax qualification letter, dated October 26, 1994, was received from the Internal Revenue Service. The letter stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and tax-exempt, as described above. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                   (Continued)
                                       12

                               ECOLAB SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS, (Continued)

6.      RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS:

        The trustee is authorized under contract provisions, or by ERISA regulations providing an administrative or statutory exemption, to invest in funds under its control and in securities of the Company.

        Participant contributions are invested in one or more of the investment fund options offered under the Plan, including the Ecolab Stock Fund. In addition, employer matching and profit sharing contributions are invested in the Ecolab Stock Fund, consisting of primarily Ecolab Inc. common stock and also short-term investment funds under the trustee's control. In 2000, the amount of such purchases and sales of funds managed by the trustee and the fund consisting of Company stock were as follows (dollars in thousands):


                                                                          2000
                                                                 ------------------------
                                                                 PURCHASES       SALES
                                                                 ------------    --------
        Fidelity mutual funds                                    $124,370        $114,446
        Ecolab Stock Fund                                        $ 62,212        $ 85,999


7.    PLAN AMENDMENTS:

      Declarations of Merger were adopted by the Plan to merge the assets of the Retirement Plan for Employees of GCS Service Inc. and other plans into the Plan. Assets of the Retirement Plan for Employees of GCS Service Inc. totaling $10.0 million, were transferred on January 27, 2000, into similar investment options as under the prior plans until participants were able to direct their accounts into one or more of the Plan's available investment options. This amount and other miscellaneous transfers are included as "Transfers from other plans" on the accompanying Statement of Changes in Net Assets Available for Benefits.

                             SUPPLEMENTAL SCHEDULES

                               ECOLAB SAVINGS PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             as of December 31, 2000

                                 EIN 41-0231510
                                Plan Number: 003

(Dollars in thousands)


                                                                 (c)
                        (b)                        Description of Investment,
          Identity of Issue,                       Including Maturity Date,                                (e)
           Borrower, Lessor                        Rate of Interest, Collateral,        (d)**           Current
(a)        or Similar Party                         Par or Maturity Value                Cost             Value
----     -------------------                       ----------------------------         ------          --------
*        Fidelity Management                       Fidelity Retirement Money
           and Research Co.                        Market Portfolio,
                                                   15,284,702 units                                     $ 15,285

*        Fidelity Management                       Fidelity Government
           and Research Co.                        Income Fund,
                                                   1,529,955 units                                        15,101

*        Fidelity Management                       Fidelity Puritan Fund,
           and Research Co.                        1,489,633 units                                        28,050

*        Fidelity Management                       Spartan U.S. Equity
           and Research Co.                        Index Fund,
                                                   1,093,958 units                                        51,208

*        Fidelity Management                       Fidelity Magellan Fund,
           and Research Co.                        504,996 units                                          60,246

*        Fidelity Management                       Fidelity Overseas Fund,
           and Research Co.                        464,864 units                                          15,977

*        Fidelity Management                       Spartan Extended
           and Research Co.                        Market Index Fund
                                                   98,588 units                                            2,634

*        Fidelity Management                       Fidelity Freedom
           and Research Co.                        Income Fund
                                                   92,166 units                                            1,030

*        Fidelity Management                       Fidelity Freedom
           and Research Co.                        2000 Fund
                                                   192,558 units                                           2,274

*        Fidelity Management                       Fidelity Freedom
           and Research Co.                        2010 Fund
                                                   355,948 units                                           4,926

*   Party-in-interest
**  Cost information for participant directed investments is not required.

                               ECOLAB SAVINGS PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                       as of December 31, 2000 (Continued)

                                 EIN 41-0231510
                                Plan Number: 003

(Dollars in thousands)

                                                                 (c)
                        (b)                        Description of Investment,
          Identity of Issue,                       Including Maturity Date,                                (e)
           Borrower, Lessor                        Rate of Interest, Collateral,        (d)**           Current
(a)        or Similar Party                         Par or Maturity Value                Cost             Value
----     -------------------                       ----------------------------         ------          --------
*        Fidelity Management                       Fidelity Freedom
           and Research Co.                        2020 Fund
                                                   223,733 units                                                          3,258

*        Fidelity Management                       Fidelity Freedom
           and Research Co.                        2030 Fund
                                                   191,091 units                                                          2,866

         Pacific Investment                        PIMCO Total Return Fund
           Management Company                      126,094 units                                                          1,310

         Capital Research                          Washington Mutual
           and Management                          Investors Fund
                                                   158,696 units                                                          4,607

         Harbor Capital Advisor                    Harbor Capital
           (Jennison Associates                    Appreciation Fund
           LLP is the subadvisor)                  626,978 units                                                         22,308

         Miller Anderson &                         MAS Small Cap Value
           Sherrerd, LLP                           Institutional Fund
                                                   714,521 units                                                         13,569

         TCW Investment                            TCW Galileo Small Cap
           Management Co.                          Growth Fund
                                                   72,784 units                                                           2,003

*        Fidelity Management                       Managed Income Fund
           Trust Co.                               42,390,057 units                                                      41,997

*        Ecolab Inc.                               Ecolab Stock Fund
                                                   8,107,361 units                                       128,395        330,213

*        Participant loans                         Participant loans due
                                                   1/2001-12/2011 (stated
                                                   interest rates ranging
                                                   from 6.0% to 9.5%)                                                    16,610
                                                                                                                       --------
                                                                                                                       $635,472
                                                                                                                       ========

*   Party-in-interest
**  Cost information for participant directed investments in not required.

                               ECOLAB SAVINGS PLAN

                       SCHEDULE OF REPORTABLE TRANSACTIONS

                      for the year ended December 31, 2000

                                 EIN 41-0231510
                                Plan Number: 003

(Dollars in thousands)


                                                                                      (h)
                                                                                    Value of
                                     (b)                 (c)      (d)      (g)      Asset on      (i)
           (a)                    Description         Purchase  Selling  Cost of  Transaction  Net Gain
Identity of Party Involved          of Asset            Price    Price    Asset      Date       (Loss)
---------------------------       ------------        --------  -------  -------  -----------  ---------
Series of Transactions:

Ecolab Inc./Fidelity
  Management Trust Co.       Ecolab Stock Fund        62,212              62,212     62,212
                                                                85,999    62,073     85,999     23,926

NOTE  (1): The following columns of Schedule 4J were excluded as they are not applicable:
              (e) - Lease Rental and (f) - Expenses Incurred with Transaction.

                               ECOLAB SAVINGS PLAN
                                    EXHIBITS

The following documents are filed as exhibits to this Report:


Exhibit No.                         Document
-----------                         --------
     (23)              Consent of Independent Accountants




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 ECOLAB SAVINGS PLAN

DATE  June 25, 2001              By: /s/ Diane A. Wigglesworth
     --------------              ------------------------------
                                 Diane A. Wigglesworth
                                 Compensation Vice President,
                                 Ecolab Inc.
                                 (Plan Administrator)

                                  EXHIBIT INDEX


Exhibit No.       Document                                Method of Filing
-----------       --------                                ----------------
     (23)         Consent of Independent Accountants       Filed herewith
                                                           electronically